Exhibit 1.2

Broker of Record Engagement Agreement

Confidential

Thank you for choosing Rialto Markets LLC (“Rialto Markets LLC”, “Rialto”, “we” or “us”) to assist Water on Demand, Inc. (subject to the provisions below, the “Company” or “you”; and together with Rialto, the “Parties”) in connection with the Company’s intent to issue and effect a self-hosted offering and to arrange for such securities to be traded on an alternative trading system (“ATS”).

Rialto Markets LLC and its Representatives (as defined below) (collectively, “Rialto”) will act as:

(i) the Company’s broker of record; the broker of record for any subsidiary or series of a series limited liability company of Water on Demand, Inc. which Water on Demand, Inc. forms and which will issue and effect a self-hosted offering of securities (a “Company Affiliate”); and (iii) the broker of record for the Company and any Affiliate with respect to secondary trading in any secondary trading in any of their respective securities conducted on an alternative trading system (“ATS”). Any references herein to the “Company” shall be deemed a reference to Water on Demand, Inc. or to such subsidiary or series of a series limited liability company, as applicable.

Rialto Markets LLC will provide the Company with such services as are customary and appropriate including services such as:

a.	reviewing anti-money laundering (“AML”) and know your customer (“KYC”) checks on all investors;

b.	reviewing collection and review of verification of status of purchasers as accredited investors within the meaning of Regulation D promulgated under the U.S. Securities Act of 1933, as amended (“Accredited Investors”), if applicable;

c.	technology provision and integration between Rialto, Company, and other third parties, if applicable;

d.	coordination with the registered transfer agent of the Company, if applicable;

e.	coordination with the escrow agent of the Company for funds raised, if appliable;

f.	coordination with the Company’s legal counsels; and

g.	acting as broker of record for securities offered by the Company on an alternative trading system to facilitate the exchange of securities on the secondary market;

h.	providing other financial advisory services normal and customary for similar transactions and/or as may be mutually agreed upon by Rialto Markets LLC and the Company (the items in the foregoing clauses (a)-(h), collectively, the “Services”).

This letter (including the attached Schedule A and Schedule B) and the endorsement showing acceptance of these terms by the Company which appears at the end of this letter, or on a copy of this letter, together constitute the “Agreement”. For purposes hereof, “Offering” shall mean whether in one or a series of transactions, the sale of securities issued by the Company through private placements. The Offering and the offering materials related thereto will be Regulation A, Regulation CF, or Regulation D securities.

A)	Company Information

For Rialto Markets LLC to provide Services pursuant to the terms of this Agreement, we will require that (i) all relevant material information related to our engagement be made available to us, (ii) that Rialto Markets LLC be kept informed of any developments, events or proposals that may be material, and (iii) no initiatives relevant to the engagement be taken without notice to us. All announcements or statements or documents in written or verbal form in connection with the engagement shall be made available to Rialto markets LLC. We will also require access to the appropriate officers and senior employees of the Company during the engagement. The Company represents and warrants that all information and materials provided to Rialto Markets LLC will, at the rime provided by Company to Rialto Markets, be true and accurate and not misleading whether by omission or otherwise, to the best of the Company’s knowledge, information and belief. The Company acknowledges and agrees that Rialto Markets LLC is authorized to make appropriate and reasonable use of such information. If the Company is aware of any information in the offering memorandum and subscription agreement becoming materially inaccurate, incomplete or misleading during the terms of engagement of Rialto Markets LLC under this Agreement, the Company will promptly notify Rialto Markets LLC of such fact.

The Company acknowledges and agrees that Rialto Markets LLC: (i) will use and rely primarily on the Company information and materials furnished by the Company (except as such information pertains to Rialto Markets LLC and its affiliates) and on information and materials available from public sources in performing the Services without having independently verified the same, (ii) does not assume responsibility for the accuracy or completeness of any such information and materials unrelated to Rialto; and (iii) has no obligation to perform an appraisal of any assets or liabilities of the Company or of any person or entity to whom or which an offering of securities is made by the Company or any Affiliate; provided, however, Rialto Markets LLC may, in its sole discretion, determine to make such an appraisal, in which case the Company will provide Rialto Markets LLC such information as may be reasonably requested by Rialto Markets LLC and will otherwise cooperate with Rialto Markets LLC as reasonably necessary for Rialto Markets LLC to perform such appraisal.

B)	Engagement and Term

Rialto Market LLC’s engagement and this Agreement will commence upon your countersignature of this Agreement and will terminate (i) upon mutual written agreement between the Parties, (ii) by either Party at any time upon ninety (90) calendar days’ notice and (iii) immediately by any Party for Cause (s defined below) (the “Term”, and the date of the end of the Term or other termination hereunder, the “Termination Date”).

(i)	By a Party if the other Party commits a material breach of the provisions of this Agreement, where such breach was not caused by any act or omission by the first Party and the second Party fails to remedy such breach to the reasonable satisfaction of the first Party within ten (10) calendar days of being requested in writing to do so; or

(ii)	By a Party if the other Party receives a criminal conviction or loses supervisory authorization to exercise its business; or

(iii)	By a Party, effective immediately upon written notice to the other party, if the other Party (a) becomes insolvent or is generally unable to pay its, or fails to pay, its debts as they become due; (b) files or has filed against it, a petition for voluntary or involuntary bankruptcy or otherwise becomes subject, voluntarily or involuntarily, to any proceeding under any domestic or foreign bankruptcy or insolvency law; (c) makes or seeks to make a general assignment for the benefit of its creditors; or (d) applies for or has appointed a receiver, trustee, custodian or similar agent appointed by order of any court of competent jurisdiction to take charge of or sell any material portion of its property or business; or

(iv)	By a Party if the other Party should be found to have commited fraud, willful misconduct, gross negligence or willful default and fails to remedy such acts to the reasonable satisfaction of the first Party within ten (10) calendar days of receipt of written notice to do so from the first Party sent in the manner specified below.

(v)	By Rialto Markets LLC if the Client does not adhere to the agreed upon fees and payment schedule set forth on Schedule B hereto and such default is not cured with ten (10) calendar days after Rialto Markets LLC sends the Company written notice thereof in the manner specified below.

Notwithstanding anything herein to the contrary, after any termination by the Company for Cause, no fee or payment listed on Schedule B nor any other compensation or reimbursement shall be paid by the Company to Rialto markets LLC. Both Parties acknowledge and agree that the provisions relating to indemnification, limitations on the liability of Indemnified Persons (as defined in Schedule A), governing law, jurisdiction of adjudication, procedures and waivers pertaining to disputes, rights to property and confidentiality will survive any such termination.

C)	Compensation and Expenses

Rialto Markets LLC’s fees and payment schedule are as set forth on Schedule B hereto. All fees payable to Rialto Markets LLC shall be payable in cash and in accordance with the payment schedule and instructions set forth on Schedule B appended hereto and incorporated herein by reference thereto.

The Company agrees to reimburse Rialto Markets LLC for our reasonable out-of-pocket costs and expenses (including reasonable fees and disbursements of outside counsel retained by Rialto Markets LLC) incurred in connection with the Services to be rendered by Rialto Markets LLC hereunder, whether or not the Offering is consummated or the Services are terminated or completed. These expenses will be reasonable in their purpose and amount and Rialto Markets LLC will obtain the Company’s prior written approval for (i) any single expense in excess of $2,500, or (ii) total expenses in excess of $5,000 during the Term of this Agreement, or (iii) before retaining outside professionals.

The Company agrees to pay all regulatory filing fees, such as FINRA 5110 and Advertising Regulation 2210(c)(1)(A), related to this Agreement.

The Company will engage a Blue-Sky service to provide and manage the Blue-Sky Notice Filing, Fee process and ongoing monitoring. The service will be reviewed and approved by Rialto Markets LLC prior to engagement by the Company. In addition, Rialto will be provided with oversight and monitoring access to the service to confirm management of the process is being performed and maintained as required.

A)	D)Miscellaneous

Rialto Markets LLC acknowledges and agrees that the Company may disclose the existence of this Agreement and the Services being provided by Rialto Markets LLC (i) to prospective and actual purchasers and their agents, including in the offering memorandum, subscription agreement and other documents related to the Offering, (ii) to any party from which the Company acquires intellectual property which, or the revenue from which, will be an asset of any Company affiliate that offers securities that it expects to be traded on the secondary market under the terms hereof, and (iii) in the Company’s website, announcements, advertising and promotional materials. In addition, the Company may disclose the Agreement and the terms thereof and the Services being provided by Rialto Markets LLC to the extent required by law or legal proceeding, including in any filings with any governmental, regulatory or self- regulatory agency.

As part of this Agreement, the Parties agree to the indemnity and contribution provisions contained in Schedule A hereto, the terms of which form part of this Agreement in their entirety and which shall survive the termination of this Agreement.

Each provision of this Agreement is several and is not affected if another provision of this Agreement is found to be invalid or unenforceable or to contravene applicable law or regulations. This Agreement is not intended to and does not confer any rights upon any shareholder of either Party or, except as expressly provided herein, any other person. The provisions of this Agreement shall be binding upon both Parties, each Indemnified Person (as defined in Schedule A hereto) and their respective successors and permitted assigns. No Party may assign or otherwise transfer any of its rights and obligations under this Agreement without the prior written consent of the other Party hereto, and any purported assignment or other transfer or any such rights and obligations without such consent shall be null and void; provided, however, that without the notice to or consent of Rialto Markets LLC, the Company may assign its rights and obligations hereunder to any of its affiliates. This Agreement has been jointly drafted by the Parties hereto, after negotiations and consultations with their respective counsel. This Agreement shall not be construed more strictly against one Party than against the other Party.

Nothing herein is intended to create or shall be construed as creating a fiduciary relationship between the Company and Rialto Markets LLC. No term or provision of this Agreement may be amended, discharged or modified in any respect except in writing signed by the Parties hereto. This Agreement sets out the entire agreement between the Parties and supersedes all prior understandings, whether written or oral, with respect to the subject matter hereof. Both Parties hereto acknowledge that Rialto Markets LLC is acting as an independent contractor in connection with its engagement hereunder and not in any other capacity, including as a fiduciary. The relationship between the Company and Rialto Markets LLC shall not be construed as one of principal and agent, employer and employee, representative or partnership, and does not confer power upon one Party to legally bind or commit the other Party or any of its affiliates.

This Agreement shall be governed by and construed in accordance with the laws of the State of New York without reference to the conflicts of law provisions thereof. The Parties hereto irrevocably submit to the exclusive jurisdiction of any state or federal court sitting in New York City over any suit, action or proceeding arising out of or relating to this Agreement. Each of the Parties irrevocably waives to the fullest extent permitted by law, any objection it may now or hereafter have to the laying of venue of any such suit, action, or proceeding brought in any such court and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Each of the Parties agrees that a final judgment in any such suit, action, or proceeding shall be conclusive and binding upon the Parties any may be enforced in any other courts to whose jurisdiction a Party is or may be subject, by suit upon such judgment.

Each of the Parties hereto hereby consents to the service of any and all process which may be served in any suit action, or proceeding arising out of or relating to this Agreement by means of personal delivery or courier service, addressed to it at its address provided below and to the attention of any secretary, assistant secretary, or any other officer, director, managing agent, or general agent of such Party, and such Party hereby irrevocably waives, to the fullest extent permitted by law, any objection it may now or hereafter have under New York law or under any law of any state of the United States or of any other jurisdiction or otherwise to service of process in such manner.

Any notice or other formal communication given under this Agreement must be in writing and shall be delivered or sent by overnight delivery or email, receipt confirmed, to the Party to be served at its address or email address set out below:

If to the Company

With a copy to counsel:

If to Rialto

Rialto Markets LLC

42 Broadway, Suite 12-129

New York, NY 10004

or to such other address or email address as it may have notified to the other Party hereto in accordance with this paragraph.

Each of Rialto Markets LLC and the Company on its own behalf and, to the extent permitted by applicable law, on behalf of its shareholders waives all right to trial by jury in any action, proceeding or counterclaim (whether based upon contract, tort or otherwise) related to or arising out of the engagement of Rialto Markets LLC pursuant hereto, or the performance by Rialto Markets LLC of the Services contemplated by this Agreement.

Pursuant to the requirements of the USA Patriot Act (the “Act”) and other applicable laws, rules and regulations, Rialto Markets LLC is required to obtain, verify and record information that identifies the Company, which information includes the name and address of the Company and other information that will allow Rialto Markets LLC to identify the Company in accordance with the Act and such other laws, rules and regulations.

E)	Representations, Warranties and Covenants

Rialto Markets LLC represents that (i) it has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder and has taken all necessary action to authorize such execution, delivery and performance; (ii) its obligations under this Agreement constitute its legal, valid and binding obligations, enforceable in accordance with their respective terms, and (iii) the execution, delivery and performance of this Agreement by it will not violate any material agreement, constituent document or other instrument to which it is a party or by which it is bound or affected, or result in a breach of or constitute a default under any such agreement, document or instrument.

Rialto Markets LLC represents that, as of the date of this Agreement, (i) there are no legal, administrative, arbitration or other actions or proceedings or governmental investigations or inquiries pending or threatened against Rialto Markets LLC or its personnel providing Services to the Company hereunder which have a substantial possibility of resulting in any material and negative impact on the ability of Rialto Markets LLC to perform the Services and (ii) to the best of its knowledge, there is no reasonable basis for any such action, suit arbitration, investigation, inquiry or proceeding against Rialto Markets LLC or its personnel providing Services hereunder. Rialto Markets LLC represents and agrees that it will advise the Company as soon as possible in writing of any threatened or commenced regulatory action, lawsuit, proceeding, investigation or any other matter relating to Rialto Markets LLC and/or its affiliates that would reasonably impair Rialto Markets LLC’s ability to perform its duties and obligations hereunder.

Rialto Markets LLC represents, warrants and covenants that it (i) has registered, and will at all times during the Term continue to be registered, (a) with the U.S. Securities and Exchange Commission as a broker-dealer in accordance with the provisions of the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, and (b) as a broker-dealer under the laws of each state that requires such registration in connection with the Services to be provided by Rialto Markets hereunder, and (ii) is, and will at all times during the Term continue to be, a member in good standing of FINRA. Rialto Markets LLC further represents that each of its employees and agents assisting with the performance of Services hereunder are, and will at all times during the Term be, duly licensed and registered to provide, and permitted to provide, such assistance. Rialto Markets LLC will use reasonable best efforts to comply with the applicable laws and regulations concerning the registration of brokers and salespersons and the manner in which the Offering of any securities of the Company is to be conducted in the list of approved non-U.S. jurisdictions hereto (as amended from time to time with the consent of both Parties). Rialto Markets LLC represents that it has, and will have at all times during the Term of this Agreement, all governmental licenses, permits, consents, orders, approvals and other authorizations necessary by each governmental or self-regulatory agency or authority with jurisdiction over Rialto Markets LLC to carry on its business, including appropriate broker-dealer registrations and licenses or exemptions from such registration and licensing requirements and any other registration, license, authorization and qualification in the jurisdictions required by reason of the Services. During the Term, Rialto Markets LLC shall, within two business days of it becoming aware of the same, provide the Company with written notice if any part of this paragraph ceases to be true and correct.

Rialto Markets LLC represents, warrants and covenants that it not required to register as a national securities exchange because it operates the Rialto Securities Alternative Trading System (the “Rialto ATS”) pursuant to an exemption from registration under Exchange Act Rule 3a1-1(a). The Rialto ATS is compliant with all applicable rules and regulations, including Regulation ATS Rules 300-303 and all related ongoing reporting obligations.

Rialto Markets LLC represents, warrants and covenants that it will provide such information to prospective and actual purchasers of any securities of the Company that is required to be provided by Rialto Markets LLC by applicable law, including information regarding compensation pursuant to this Agreement.

Rialto Markets LLC represents, warrants and covenants that it has instituted and maintains policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance with any applicable U.S. federal, state or non-U.S. anti-money laundering or similar laws and regulations, including, but not limited to, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 and implementing laws and regulations (the “AML Laws”). To ensure compliance with applicable AML Laws, Rialto Markets LLC will, among other measures, familiarize itself with the identity of any prospective purchaser and will confirm that are not (i) the target of, or located in a jurisdiction subject to, economic or financial sanctions imposed, administered, or enforced by the U.S. government, including the U.S. Department of the Treasury Office of Foreign Assets Control, or (ii) majority-owned or controlled by a person that is the subject of such sanctions.

F)	Confidentiality

Any written information provided by the Company to Rialto Markets LLC pursuant to this Agreement (collectively, “Company Confidential Information”) will, unless otherwise consented to by the Company and/or as required by applicable law rule, regulation or legal, regulatory or similar process, be treated by Rialto markets LLC as confidential and will, unless otherwise consented to by the Company and/or as required by applicable law, rule, regulation or legal, regulatory or similar process, be used solely for the assistance of Rialto Markets LLC in connection with performing its Services under this Agreement, including, without limitation acting as broker of record with respect to the Offering; provided, however, that Rialto Markets LLC may share Company Confidential Information with affiliates of Rialto markets LLC and its and their respective employees and other agents (collectively, “Representatives”), who are bound by obligations of confidentiality substantially similar to those imposed by this paragraph F, without the prior consent of the Company, in each case, on a need to know basis and solely for purposes of Rialto Markets LLC’s performance of Services under this Agreement; provided further that in the event that Rialto Markets LLC is required or required by law or judicial or administrative process to disclose any Company Confidential Information, Rialto Markets LLC shall provide the Company with prompt written notice, to the extent legally permissible, of any such request or requirement so that the Company may seek a protective order or other appropriate remedy. Notwithstanding the foregoing, Rialto Markets LLC and its affiliates will be permitted to disclose such confidential information or any portion thereof without notification to the Company in the case of disclosure to any governmental, supervisory or regulatory body with jurisdiction over Rialto Markets LLC or its affiliates during the course of routine supervisory reviews so long as such requests do not specifically identify the Company. “Company Confidential Information” shall not include information that (i) becomes generally available to the public other than as a result of a disclosure by Rialto Markets LLC in breach of this Agreement; (ii) was available to Rialto Markets LLC on, to its knowledge, a non- confidential basis prior to its disclosure to Rialto Markets LLC by the Company; or (iii) becomes available to Rialto Markets LLC on a non-confidential basis from a source other than the Company, provided, that such source is not known to Rialto Markets LLC to be violating a confidentiality agreement with the Company. Except with respect to Rialto Markets LLC’s performance of Services or for administrative purposes, in each case in connection with this Agreement, Rialto Markets LLC may not (x) quote Company Confidential Information, or refer to any such Company Confidential Information in any report, document, release or other communication (whether written or oral) prepared, issued or transmitted by Rialto Markets LLC or any Representatives or (y) direct its Representatives to quote Company Confidential Information, or refer to any such Company Confidential Information in any report, document,, release or other communication (whether written or oral) prepared, issued or transmitted by such Representatives, without in each instance, the Company’s prior written consent.

All written and electronic Company Confidential Information, and all copies or translations thereof made by Rialto Markets LLC or its affiliates, shall, upon the termination of this Agreement or earlier upon the Company’s written request, and except as prohibited by law or regulation, be destroyed by Rialto Markets LLC (which destruction shall be certified by Rialto markets LLC) or returned by Rialto Markets LLC to the Company; provided; however that Rialto Markets LLC may retain copies of the Company’s Confidential Information subject to this Agreement, in accordance with its internal record retention policies and procedures but solely for legal, compliance, and regulatory purposes and in compliance with all applicable laws and regulations.

Rialto Markets LLC shall not name or show Company as a client, business partner or otherwise in any advertising or marketing materials or other text, audio, visual, or electronic media for public distribution absent the Company’s prior written approval, which approval shall not be unreasonably withheld. Notwithstanding the foregoing, the Company acknowledges that upon closing of the Offering, Rialto Markets LLC may, at its own expense and with the prior written consent of the Company, place an announcement approved in advance by the Company in such newspapers, periodicals and other media, as it may choose, stating that Rialto Markets LLC has acted as the broker of record for the secondary trading of the securities issued by the Company.

Should the Company wish to proceed, please confirm acceptance of the terms of this Agreement by signing and returning one copy to me.

We look forward to working with you on this engagement.

Sincerely,

For and on behalf of Rialto Markets LLC

ACCEPTED AND AGREED TO:

Water on Demand, Inc.

By:
Name:
Title:
Date:

SCHEDULE A

INDEMNIFICATION

Without in any way limiting any of the Parties’ rights set forth in the Agreement to which this Schedule A is attached and made a part thereof, each of the Parties shall indemnify, defend and hold the other Party’s affiliates and their respective directors, officers, managers, employees, representatives, agents, subsidiaries and affiliates (collectively as to each Party, referred to hereafter as the “Indemnified Parties”), harmless from, against and in respect of any and all claims, demands, losses, costs, expenses, obligations, liabilities, damages, settlements, recoveries, harms and deficiencies (individually, each of the foregoing may be referenced as a “Claim” and collectively, all of the foregoing may hereafter be referenced as “Claims”), including, without limitation, interest, penalties and attorneys’ and other expert fees and court costs (whether or not any legal action is actually commenced), that any Indemnified Parties may incur or suffer, and which arise, result from or in any manner relate to any breach of, or failure by a Party to the Agreement to perform, any of such Party’s representations, warranties, covenants, agreements or obligations in the Agreement or in any schedule, agreement, certificate, exhibit or other instrument furnished or to be furnished by the indemnifying party (the “Indemnifying Party”), or any of the Indemnifying Party’s agents, and/or any Claim or assertion that is inconsistent with any of the indemnifying Party’s representations, warranties, covenants, agreements or obligations in the Agreement or in any schedule, agreement, certificate, exhibit and/or other instrument furnished or to be furnished by Indemnifying Party or any of the Indemnifying Party’s directors, officers, managers, employees, representatives, agents, subsidiaries and affiliates, which right shall be in addition to the Indemnified Party’s other rights and remedies under the Agreement. Each Party shall promptly notify the other in writing of any Claim or actual or alleged breach of this Agreement. When invoking this indemnity provision, the Indemnified Party may either retain control of the defense against the Claims, or permit the Indemnifying Party to control the defense against the Claims subject to approval by Party of the Indemnifying Party’s legal counsel, which approval shall not be unreasonably withheld, conditioned or delayed. If relinquishing control of the defense against Claims to the Indemnifying Party, the Indemnified Party may nevertheless participate in the defense of any Claim at Indemnified Party’s sole expense with the Indemnified Party’s separate counsel. Notwithstanding any of the foregoing indemnity terms, the Indemnifying Party shall not settle or plead nolo contendere to any Claim which may tarnish the reputation of the Indemnified Party or diminish the value of any of its assets, without advance written approval of the Indemnified Party.

SCHEDULE B

FEES

DESCRIPTION	AMOUNT	PAYABLE UPON
Integration
Integration Fee - Primary	US$_____+ external third party	Payable upon execution of the Agreement

Integration Fee - Secondary	WAIVED	Payable upon execution of the Agreement

Primary Issuance

Broker of Record Services	1% of notional value raised	Completion of the Offering[1]

Technology Services	WAIVED	WAIVED

Secondary Trading

Broker of Record Services	2% of notional value per side of execution (each of buyer & seller).	Completion of the Offering1

Technology Services	WAIVED for Initial Term	On each monthly anniversary of this Agreement for the Term of this Agreement

1-For purposes hereof, “Completion of the Offering” shall mean acceptance of an offer to purchase AND the successful funding thereof.

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